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                            May 7, 2020

       Daphne Huang
       Chief Financial Officer
       TARO PHARMACEUTICAL INDUSTRIES LTD
       3 Skyline Drive
       Hawthorne, New York 10532

                                                        Re: TARO PHARMACEUTICAL
INDUSTRIES LTD
                                                            Form 20-F for
Fiscal Year Ended March 31, 2019
                                                            Filed June 20, 2019
                                                            File No. 001-35463
                                                            Response Dated
April 10, 2020

       Dear Ms. Huang:

              We have reviewed your April 10, 2020 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

       Form 20-F for Fiscal Year Ended March 31, 2019

       Note 2: - Significant Accounting Policies
       b. Financial statements in U.S. dollars, page F-12

   1. Please confirm that you will expand your disclosures here and within MD&A, as appropriate, to
disclose the nature and timing of the change, the actual and reasonably likely effects of the
change, and economic facts and circumstances that led management to conclude that the
change was appropriate. The effects of those underlying economic facts and circumstances on
the registrant's business should also be discussed in MD&A. Refer to Section I-D of the
Division of Corporation Finance's Frequently Requested Accounting
                                                        and Financial Reporting
Interpretations and Guidance, which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.
 Daphne Huang
TARO PHARMACEUTICAL INDUSTRIES LTD
May 7, 2020
Page 2

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDaphne Huang           Sincerely,
Comapany NameTARO PHARMACEUTICAL INDUSTRIES LTD
                                         Division of Corporation Finance
May 7, 2020 Page 2                       Office of Life Sciences
FirstName LastName